Filed Pursuant to Rule 424(b)(3)
Registration No. 333-249070
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 5 DATED DECEMBER 15, 2021
TO THE PROSPECTUS DATED FEBRUARY 12, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated February 12, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•to provide an update of our view of certain market conditions;
•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of January 1, 2022;
•to disclose the calculation of our November 30, 2021 NAV per share for all share classes; and
•to provide an update on the status of our current public offering (the “Offering”).

Market Update

Consumer price growth has continued to accelerate in the U.S. with the headline Consumer Price Index (CPI) rising by 6.8% year-over-year in November 2021.1 Notably, the Federal Reserve acknowledged the risk of more persistent inflation in recent weeks.

The U.S. labor market has shown signs of improvement in recent months. Despite below-consensus gains in headline payroll growth in November, the overall job report showed signs of underlying strength, with the unemployment rate falling to a post-pandemic low of 4.2%.1 Labor markets remain tight and wage growth has continued to accelerate accordingly.

The combination of improving employment and strong wage growth has contributed to record consumer spending, with October setting yet another record for personal consumption expenditures.2 We believe this represents a strong backdrop for continued U.S. economic growth, consumption and demand for housing. While rising input and labor costs as well as supply chain constraints may result in higher real estate operating costs and short-term headwinds, increases in the cost to develop may make new supply more costly and less financially feasible, which is generally supportive of higher occupancies and stronger pricing power for existing assets.

As a result of BREIT’s thoughtful sector and market selection, we believe BREIT is well-positioned for a rising-rate, inflationary environment. As of December 15, 2021, our portfolio is nearly 80% concentrated in residential and industrial, two of the best performing sectors where growth is outpacing inflation.3 Rent growth in these sectors has accelerated, while occupancies of BREIT’s properties in such sectors have remained strong (94% for residential; 96% for industrial), and we believe this will translate into ongoing accelerated operating performance. In addition, these sectors typically have shorter duration leases, and as a result, our portfolio has the opportunity to benefit from greater near-term cash flow growth.

Portfolio Update

For the month ended November 30, 2021, BREIT’s Class S NAV per share increased $0.16, from $13.91 as of October 31, 2021 to $14.07 as of November 30, 2021, reflecting broad-based increases in asset values, particularly among our residential and industrial properties.4
In addition, BREIT continues to leverage its scale to invest in large, complex transactions where we believe there is less competition and better pricing. As of December 15, 2021, BREIT has closed 12 transactions over $500 million in size ($21 billion in the aggregate) including:

•Canyon 2.0 Industrial Portfolio: On November 19, 2021, BREIT acquired a high-quality industrial portfolio from Cabot Properties Inc. for $2.3 billion. The portfolio consists of 102 assets located in established industrial markets throughout the U.S. We believe the industrial sector is benefitting from continued strong demand driven by e-commerce tailwinds.

1 Bureau of Labor Statistics as of November 30, 2021.
2 Bureau of Economic Analysis as of October 31, 2021.
3 Morningstar, FTSE Nareit Equity REITs as of November 30, 2021. Based on performance of industrial and residential public REITs year- to-date and since BREIT's inception.
4 BREIT’s Class T NAV per share increased from $13.71 to $13.88, BREIT’s Class D NAV per share increased from $13.65 to $13.80 and Class I NAV per share increased from $13.90 to $14.06

•Roman 2.0 Multifamily Portfolio: On December 9, 2021, BREIT acquired a high-quality portfolio of 20 newly built multifamily properties totaling 6,341 units for $2.1 billion.5 The portfolio consists of primarily suburban, garden-style properties concentrated in growth markets in the Western and Southern U.S., which have been benefitting from strong fundamentals and outsized population growth.6

Current macro fundamentals indicate the potential for strong consumer demand and continued U.S. growth. At the same time, we continue to closely monitor the spread of the Omicron variant of COVID-19 and its potential impact.

In addition, we currently estimate that 90% - 100% of distributions for the year ended December 31, 2021 will be characterized as return of capital for federal income tax purposes.

For more information on our Net Asset Value Calculation and Valuation Guidelines, please refer to page 183 of the Prospectus.

January 1, 2022 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2022 (and repurchases as of December 31, 2021) is as follows:

Transaction Price (per share)
Class S	$14.0657
Class I	$14.0634
Class T	$13.8756
Class D	$13.7987
The January 1 transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2021. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

November 30, 2021 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. Transactions or events have occurred since November 30, 2021 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for November 30, 2021 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of November 30, 2021 ($ and shares in thousands):
5 As of December 9, 2021, BREIT acquired 17 of the 20 properties in the portfolio, representing 5,404 units. There can be no assurance that committed but not yet closed transactions will close as expected or at all.
6 U.S. Census Bureau, as of July 2020, released in April 2021. Growth market means a market with high population growth relative to the U.S. average. Population growth from 2010‐2020 was significantly stronger in South (10.2%) and West (9.2%) regions than in the Northeast (4.1%) and Midwest (3.1%).

Components of NAV	November 30, 2021
Investments in real estate	$65,505,757
Investments in real estate debt	8,464,184
Investments in unconsolidated entities	5,847,682
Cash and cash equivalents	2,613,648
Restricted cash	1,925,715
Other assets	4,720,968
Mortgage notes, term loans, and revolving credit facilities, net	(31,056,455)
Secured financings on investments in real estate debt	(4,261,775)
Subscriptions received in advance	(1,496,543)
Other liabilities	(1,285,880)
Accrued performance participation allocation	(1,221,592)
Management fee payable	(51,957)
Accrued stockholder servicing fees(1)	(13,036)
Non-controlling interests in joint ventures	(1,275,925)
Net asset value	$48,414,791
Number of outstanding shares/units	3,448,336
_____________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of November 30, 2021, the Company has accrued under GAAP $1.2 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 30, 2021 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$16,694,482	$26,453,558	$779,254	$3,786,110	$701,387	$48,414,791
Number of outstanding shares/units	1,186,897	1,881,025	56,160	274,381	49,873	3,448,336
NAV Per Share/Unit as of November 30, 2021	$14.0657	$14.0634	$13.8756	$13.7987	$14.0634
_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the November 30, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Residential(1)	6.7%	4.7%
Industrial	6.0%	4.9%
Net lease	6.7%	6.0%
Hospitality	9.1%	9.3%
Data Centers	6.7%	5.8%
Self Storage	7.0%	5.2%
Office	6.6%	5.1%
Retail	7.0%	5.4%

____________
(1)“Residential” includes multifamily and other types of rental housing such as manufactured housing, student housing and single family rental housing, as well as senior living.

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Residential	Industrial	Net Lease	Hospitality	Data Centers	Self Storage	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.7%	(3.4)%	+1.8%	+1.4%	(7.9)%	+2.5%	+1.9%	+1.9%
(weighted average)	0.25% increase	(2.2)%	(7.1)%	(1.8)%	(2.0)%	(11.3)%	(1.3)%	(1.9)%	(1.9)%
Exit Capitalization Rate	0.25% decrease	+3.5%	(1.8)%	+2.4%	+1.1%	(7.2)%	+3.0%	+3.5%	+3.0%
(weighted average)	0.25% increase	(3.6)%	(8.4)%	(2.2)%	(1.7)%	(11.9)%	(2.9)%	(3.2)%	(3.0)%
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of October 31, 2021 ($ and shares in thousands):

Components of NAV	October 31, 2021
Investments in real estate	$61,083,494
Investments in real estate debt	7,730,640
Investments in unconsolidated entities	4,966,502
Cash and cash equivalents	830,192
Restricted cash	1,930,573
Other assets	4,583,918
Mortgage notes, term loans, and revolving credit facilities, net	(26,809,379)
Secured financings on investments in real estate debt	(3,156,259)
Subscriptions received in advance	(1,597,057)
Other liabilities	(1,888,071)
Accrued performance participation allocation	(1,108,104)
Management fee payable	(48,585)
Accrued stockholder servicing fees(1)	(12,726)
Non-controlling interests in joint ventures	(1,200,998)
Net asset value	$45,304,140
Number of outstanding shares/units	3,263,972

__________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of October 31, 2021, the Company has accrued under GAAP $1.1 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of October 31, 2021 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$15,759,960	$24,570,265	$756,212	$3,540,991	$676,712	$45,304,140
Number of outstanding shares/units	1,133,226	1,767,435	55,157	259,476	48,678	3,263,972
NAV Per Share/Unit as of October 31, 2021	$13.9072	$13.9017	$13.7102	$13.6467	$13.9017
____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $24.0 billion in shares of common stock, consisting of up to $20.0 billion in shares in our primary offering and up to $4.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 1,186,868,272 shares of our common stock (consisting of 500,223,527 Class S Shares, 524,802,777 Class I Shares, 11,809,433 Class T Shares, and 150,032,535 Class D Shares) in the primary offering for total proceeds of $15.1 billion and (ii) 41,576,347 shares of our common stock (consisting of 20,957,186 Class S Shares, 15,274,294 Class I Shares, 1,131,689 Class T Shares, and 4,213,178 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $0.5 billion. As of November 30, 2021, our aggregate NAV was $48.4 billion. We intend to continue selling shares in the Offering on a monthly basis.